SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule TO/A

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934


                                 Final Amendment


                            (Name of Subject Company)

                 Capital Realty Investors II Limited Partnership
                         A Maryland limited partnership

                                at $175 Per Unit

                                       by

                 Equity Resource Fund XXII Limited Partnership,
                       a Massachusetts limited partnership

                         Equity Resource Investments LLC
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                         Equity Resource Investments LLC
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

================================================================================

        Transaction Valuation*                     Amount of Filing Fee
              $ 875,000                                 $ 175.00
--------------------------------------------------------------------------------
* For purposes of calculating the filing fee only. This calculation assumes the purchase of 5,000 Units at a purchase price of $175 per Unit in the Partnership.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
--------------------------------------------------------------------------------
        Amount Previously Paid:   $ 175          Filing Party: Equity Resource
                                                               Fund XXII Limited
                                                               Partnership

        Form of Registration No.: Schedule TO/T  Date Filed:   January 23, 2004
--------------------------------------------------------------------------------

================================================================================

                                 FINAL AMENDMENT

This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") by Equity Resource Fund XXII, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resource Investments LLC, its manager (collectively the "Purchaser") to purchase 5,000 units (the "Units") of limited partnership interests in Capital Realty Investors II Limited Partnership, a Maryland limited partnership (the "Partnership"), at $175 for each Unit, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after January 23, 2004 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(l) and (a)(3) (which are herein collectively referred to as the "Offer"). The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

ITEM 4. TERMS OF THE TRANSACTION

        Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

        The Offer expired at 12:00 Midnight, Eastern Time, on February 23, 2004. Pursuant to the Offer, the Purchaser has accepted an aggregate of 630 Units at a price of $175 per Unit, net to the sellers in cash, for an aggregate amount of $110,250. As a result of the offer, the Purchaser and its affiliates own 9,975 (approximately 19.95%) of the Partnership's outstanding Units.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 8, 2004              Equity Resource Fund XXII Limited Partnership,
                                   a Massachusetts limited partnership


                                   By: /s/ Eggert Dagbjartsson
                                       -------------------------------
                                           Eggert Dagbjartsson
                                           General Partner

                                   Equity Resource Investments LLC
                                   A Massachusetts limited liability company

                                   By: /s/ Eggert Dagbjartsson
                                       -------------------------------
                                           Eggert Dagbjartsson
                                           Managing Director

                                   Eggert Dagbjartsson

                                   By: /s/ Eggert Dagbjartsson
                                       -------------------------------
                                           Eggert Dagbjartsson

                                  EXHIBIT INDEX


                                                                   Sequential
Exhibit No.                    Description                        Page Number
-----------                    -----------                        -----------

(a)(1) -       Offer to Purchase, dated January 23, 2004.*           4-28

(a)(2) -       Transmittal letter, dated January 23, 2004.*           29

(a)(3) -       Agreement of Sale and Assignment*                    30-33

(a)(4)         Summary Advertisement*                                 34

(a)(5)         Press Release dated February 20, 2004*

(b) -          Not applicable.

(c) -          Not applicable.

(d) -          Not applicable.

(e) -          Not applicable.

(f) -          Not applicable.

(g)            Not applicable

(h)            Not applicable.

* Previously Filed